EXHIBIT 18.1

February 25, 2009

Mr. John M. Pinkerton
Vice President and Chief Accounting Officer
ATC Technology Corporation
1400 Opus Place, Suite 600
Downers Grove, Illinois 60515

Dear Mr. Pinkerton:

Note 2 of the Notes to Consolidated Financial Statements of ATC Technology Corporation, included in its Form 10-K for the year ended December 31, 2008, describes an accounting change regarding the date of the Company’s annual goodwill and other indefinite lived intangibles impairment assessment from the last day of the third quarter to the first day of the fourth quarter.  There are no authoritative criteria for determining which date is preferable based on the particular circumstances, however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP